FILED DISTRICT COURT
Third Judicial District

JUN 30 2008

SALT LAKE COUNTY

By ________ Deputy Clerk

Michael L. Labertew - 5501
LABERTEW & ASSOCIATES, LLC
Receiver for PGMI, Inc.
2825 East Cottonwood Parkway, Suite 500
Salt Lake City, Utah 84121
Telephone: (801) 424-3555

IN THE THIRD DISTRICT COURT

SALT LAKE COUNTY, SALT LAKE DEPARTMENT, STATE OF UTAH

MARK E. BUCK, Plaintiff, vs. PGMI, INC., a Utah corporation, EIICHI KANEMOTO, member of Board of Directors, SHINICHI KANEMOTO, member of Board of Directors, PGMI, INC., a Delaware corporation, MARUGIN INTERNATIONAL, INC. a corporation organized under the laws of Japan, and JOHN DOES I-XX, transferees of corporate property, Defendants.	ORDER Case No. 070906630 Judge Denise P. Lindberg

The Court, having reviewed the Amended Motion for Approval of Transfer of Subsidiary Marugin International, Inc. and Memorandum in Support of the same, as filed by Michael L. Labertew, Court-Appointed Receiver in the above-entitled matter, having noted that no response was filed by any of the parties in the matter, and the time to respond by law having expired, and good cause appearing,



HEREBY ORDERS as follows:

1. PGMI, Inc.'s wholly-owned subsidiary, Marugin International, Inc., a Japan corporation, is hereby transferred from PGMI, Inc. to PGMI Marugin Business Trust, a Utah business trust, effective as of June 30, 2006, said date being the last year-end date in which PGMI, Inc. controlled Marugin International, Inc., and which transfer will allow PGMI, Inc. to audit its financials for the periods and years following June 30, 2006 and to bring its filings current with the Securities & Exchange Commission.

2. The Receiver is ordered to hold Marugin International, Inc. in trust in PGMI Marugin Business Trust, under the direction of this Court until such time as Marugin International, Inc. is transferred or sold as may be further ordered by this Court.

3. The Receiver is hereby given approval to seek a purchaser for Marugin International, Inc. or a portion thereof, subject to the Court subsequently approving the terms of any such sale.

DATED this 30 day of June, 2008.

THIRD DISTRICT COURT

STATE OF UTAH THIRD DISTRICT COURT SALT LAKE CITY

Denise P. Lindberg

2

CERTIFICATE OF DELIVERY

The undersigned hereb certifies that a true and correct copy of the foregoing Proposed Order was mailed, via express mail, to the following this $6th$ day of June, 2008:

Marugin International, Inc.
276 Suijin-cho
Ina-si, Nagano-ken, Japan

Shinichi Kanemoto
276 Suijin-cho
Ina-si, Nagano-ken, Japan

Eiichi Kanemoto
276 Suijin-cho
Ina-si, Nagano-ken, Japan

and to the following by email this $6th$ day of June, 2008:

Trent Waddoups, Esq.
CARR & WADDOUPS, LLC
Attorneys for Plaintiff
8 East Broadway #609
Salt Lake City, UT 84111

PGMI, Inc.
55 Merchant Street
Suite 3100, Harbor Court
Honolulu, HI 96813

